Exhibit 99.5 {B2381222; 2} SECOND AMENDMENT TO LEASE This Second Amendment to Lease (this “Second Amendment”) is entered into as of March 11, 2019 /DATE/, by and between ABP Borrower Inc., a Maryland corporation (“Landlord”), and Sonesta International Hotels Corporation, a Maryland corporation (“Tenant”). WHEREAS, RMR West LLC (“Original Landlord”) and Tenant entered into that certain Lease dated June 1, 2015 (the “Original Lease”), as amended by that certain First Amendment to Lease dated January 1, 2016 (the Original Lease as so amended being hereinafter referred to as the “Lease”), for certain premises in the building known as Two Newton Place and located at 255 Washington Street, Newton, Massachusetts, as more particularly described in the Lease; and WHEREAS, Landlord succeeded to the interest of Original Landlord under the Lease; and WHEREAS, the term of the Lease is scheduled to expire on May 31, 2025; and WHEREAS, Landlord and Tenant wish to amend the Lease to expand the premises demised thereby, subject to and upon the terms and conditions hereinafter provided. NOW, THEREFORE, in consideration of the foregoing and for other consideration the mutual receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree to amend the Lease as follows: 1. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Lease. 2. For the period commencing on March 1, 2019, and expiring at the end of the term of the Lease, the premises demised by the Lease, consisting of 18,374 rentable square feet (the “Current Premises”) on the second (2nd) floor of the Building, shall be expanded to include approximately 5,195 rentable square feet (the “Expansion Premises”) on the second (2nd) floor of the Building. 3. Tenant acknowledges that Landlord shall deliver, and Tenant shall accept, the Expansion Premises in their “as is” condition as of March 1, 2019. Tenant also acknowledges that it is in possession of the Current Premises and is agreeing to an expansion of the premises demised by the Lease with the Current Premises being accepted in their “as is” condition as of the date of this Second Amendment. 4. From and after March 1, 2019, (i) the definition of “Premises” set forth in Section 1.1 of the Original Lease is hereby amended to mean the Current Premises and the Expansion Premises, together known as Suite 230, as shown on Exhibit A-2 attached hereto, and (ii) the definition of “Premises Rentable Area” set forth in Section 1.1 of the Original Lease is hereby amended to be 23,569 square feet. 5. Commencing on March 1, 2019, in addition to Annual Fixed Rent for the Current Premises, Tenant shall pay Annual Fixed Rent for the Expansion Premises in accordance with the following schedule:

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Dates	Annual Fixed Rent (per annum)	Monthly Installments
3/1/19 – 2/29/20	$194,812.50	$16,234.38
3/1/20 – 2/28/21	$200,007.50	$16,667.29
3/1/21 – 2/28/22	$205,202.50	$17,100.21
3/1/22 – 2/28/23	$210,397.50	$17,533.13
3/1/23 – 2/29/24	$215,592.50	$17,966.04
3/1/24 – 2/28/25	$220,787.50	$18,398.96
3/1/25 – 5/31/25	$225,982.50	$18,831.88

Notwithstanding the foregoing, Annual Fixed Rent with respect to the Expansion Premises only shall be abated for the period commencing on March 1, 2019, and ending on June 30, 2019, provided, however, should there be a Default of Tenant at any time on or before June 30, 2019, then (i) Tenant shall no longer be entitled to an abatement of Annual Fixed Rent pursuant to this paragraph and (ii) all Annual Fixed Rent that Tenant has not paid by reason of the abatement provided for hereunder shall immediately become due and payable to Landlord as Additional Rent.

6. With respect to the portion of the term of the Lease commencing on March 1, 2019, (i) the definition of "Base Taxes" set forth in Section 1.1 of the Original Lease is hereby amended to be the Taxes for the fiscal year ending June 30, 2016, as the same may be reduced by the amount of any abatement, with respect to the Current Premises, and the Taxes for the fiscal year ending June 30, 2019, as the same may be reduced by the amount of any abatement, with respect to the Expansion Premises, (ii) the definition of "Base Operating Costs" set forth in Section 1.1 of the Original Lease is hereby amended to be the Operating Costs for the 2016 calendar year with respect to the Current Premises and the Operating Costs for the 2019 calendar year with respect to the Expansion Premises, and (iii) the definition of "Tenant's Percentage" set forth in Section 1.1 of the Original Lease is hereby amended to be sixteen and eighty-one hundredths percent (16.81%) with respect to the Current Premises and four and seventy-five hundredths percent (4.75%) with respect to the Expansion Premises.

7. With respect to the portion of the term of the Lease commencing on March 1, 2019, Section 4.2.1 of the Original Lease is hereby amended to reflect that if Taxes assessed against the Property (or estimated to be due by governmental authority) for any Tax Year during the term of the Lease shall exceed the Base Taxes applicable to each of the Current Premises and the Expansion Premises, whether due to increase in rate or reassessment of the Property, or both, Tenant shall reimburse Landlord, as Additional Rent, in an amount equal to the applicable Tenant's Percentage of any such excess (any such amount being the "Tax Excess").

8. With respect to the portion of the term of the Lease commencing on March 1, 2019, Section 4.2.2 of the Original Lease is hereby amended to reflect that if Operating Costs paid or incurred by Landlord in any Operating Year during the term of the Lease shall exceed the Base Operating Costs applicable to each of the Current Premises and the Expansion Premises, Tenant shall reimburse Landlord, as Additional Rent, for the applicable Tenant's Percentage of such excess (any such amount being the "Operating Cost Excess").

{B2381222; 2}

-3- {B2381222; 2} 9. With respect to the portion of the term of the Lease commencing on March 1, 2019, Section 5.5 of the Original Lease is hereby amended to reflect that Tenant, its employees and invitees may use, at no additional charge, a total of forty-nine (49) parking spaces in the Parking Facility, all of which shall be unreserved and available on a first-come, first-served basis. 10. The definition of “Landlord’s Agent” set forth in Section 1.1 of the Original Lease is hereby amended to be The RMR Group LLC. 11. The definition of “Address for Payment of Rent” set forth in Section 1.1 of the Original Lease is hereby amended to be as follows: c/o The RMR Group LLC Dept. #100, P.O. Box 842306 Boston, MA 02284-2306 12. Tenant warrants and represents that it has dealt with no broker in connection with the consummation of this Second Amendment, and in the event of any brokerage claims or liens, against Landlord or the Property predicated upon or arising out of prior dealings with Tenant, Tenant agrees to defend the same and indemnify and hold Landlord harmless against any such claim, and to discharge any such lien. 13. As amended hereby, the Lease is hereby ratified and confirmed. IN WITNESS WHEREOF, the parties hereunto have executed this Second Amendment under seal as of the date first written above. Landlord: ABP Borrower Inc. By: /s/ Ethan S. Bornstein/SEB/ Ethan S. Bornstein President Tenant: Sonesta International Hotels Corporation By: /s/ Carlos Flores Carlos Flores President and CEO

-4- {B2381222; 2} EXHIBIT A-2